C 14-10524-00CL

Court File No.

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE *RULES OF CIVIL PROCEDURE*

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING NORDION INC.

NORDION INC.

Applicant

NOTICE OF APPLICATION

TO THE RESPONDENT:

A LEGAL PROCEEDING HAS BEEN COMMENCED by the applicant. The claim made by the applicant appears on the following page.

THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List on **May 29, 2014**, at **10:00 a.m.**, or as soon after that time as the application may be heard, at 330 University Avenue, Toronto, Ontario and thereafter as directed by the Court.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicant's lawyer or, where the applicant do not have a lawyer, serve it on the Applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicants' lawyer or, where the applicant do not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2 days before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date   April 22, 2014   Issued by

                                                    Local registrar

                                                     A. Anissimova
                                                     Registrar

                      Address of   330 University Avenue
                      court office   7th Floor
                                       Toronto, Ontario
                                       M5G 1R7

TO: ALL HOLDERS OF COMMON SHARES OF NORDION INC.

AND TO: ALL HOLDERS OF OPTIONS OF NORDION INC.

AND TO: ALL HOLDERS OF DEFFERED SHARE UNITS OF NORDION INC.

AND TO: ALL HOLDERS OF RESTRICTED SHARE UNITS OF NORDION INC.

AND TO: ALL DIRECTORS OF NORDION INC.

AND TO: THE AUDITOR FOR NORDION INC.

AND TO: THE DIRECTOR APPOINTED UNDER THE *CANADA BUSINESS CORPORATIONS ACT*

AND TO: 8832528 CANADA INC.

          c/o   **GOWLING LAFLEUR HENDERSON**
                       1 First Canadian Place
                       100 King Street West
                       Suite 1600
                       Toronto, ON M5X 1G5

                       Michael S.F. Watson
                       Tel: (416) 369-7245
                       Fax: (416) 369-7250

APPLICATION

1.   **THE APPLICANT MAKES APPLICATION FOR:**

   (a)   an interim order (the **"Interim Order"**) for advice and directions pursuant to section 192(4) of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended (the **"CBCA"**), with respect to an arrangement (the **"Arrangement"**) arising out of an arrangement agreement (the **"Arrangement Agreement"**) between Nordion Inc. (**"Nordion"**), 8832528 Canada Inc. (the **"Purchaser"**), STHI Holding Corp., STHI Intermediate Holding Corp., and Sterigenics International LLC (**"Sterigenics"**) as described in the Nordion management information circular (the **"Circular"**) to be prepared in connection with a meeting (the **"Meeting"**) of the holders of common shares of Nordion (the **"Common Shares"**) to approve the Arrangement;

   (b)   a final order approving the Arrangement pursuant to sections 192(3) and 192(4) of the CBCA; and

   (c)   such further and other relief as to this Honourable Court seems just.

2.   **THE GROUNDS FOR THE APPLICATION ARE:**

   (a)   Nordion is a corporation governed by the provisions of the CBCA with its registered office in Ottawa, Ontario. Nordion's common shares trade on the Toronto Stock Exchange under the symbol "NDN" and the New York Stock Exchange under the symbol "NDZ";

   (a)   The Purchaser is a corporation governed by the provisions of the CBCA and is affiliated with Sterigenics, a global leader in sterilization services and a portfolio company of investment funds managed by GTCR LLC, a private equity firm based in Chicago, Illinois;

(b)   The purpose of the Arrangement is to, amongst other things, effect the acquisition of all of the Common Shares in exchange for payment of U.S. $11.75, in cash, for each Common Share held, in accordance with the terms and conditions of the Arrangement Agreement;

(b)   section 192 of the CBCA;

(c)   the Arrangement is an "arrangement" within the meaning of section 192(1) of the CBCA;

(d)   all statutory procedures under section 192 of the CBCA and other applicable provisions of the CBCA either have been met or will be met by the return date for the hearing of this Application;

(e)   it is not practicable to effect the Arrangement under any provision of the CBCA other than under section 192 of the CBCA;

(f)   Nordion is not insolvent;

(g)   the Arrangement is put forward in good faith;

(h)   the Arrangement is fair and reasonable;

(i)   the directions set forth in any Interim Order this Court may grant will be followed and the shareholder approval required will be obtained by the date of the return of this Application;

(j)   certain holders of common shares of Nordion are resident outside Ontario and will be served at their addresses as they appear on the books and records of Nordion pursuant to Rules 17.02(n) and 17.02(o) of the *Rules of Civil Procedure* and the terms of any Interim Order for advice and directions granted by this Honourable Court;

(k)   National Instrument 54-101 of the Canadian Securities Administrators;

(l)   Rules 14.05, 17.02, 37 and 38 of the *Rules of Civil Procedure*; and

(m)   such further and other grounds as counsel may advise and this Honourable Court may permit.

3.   **THE FOLLOWING DOCUMENTARY EVIDENCE WILL BE USED AT THE HEARING OF THE APPLICATION:**

(a)   the Affidavit of Grant Gardiner on behalf of Nordion, to be sworn, and the exhibits thereto;

(b)   a further or supplementary Affidavit to be sworn, and the exhibits thereto, on behalf of Nordion, reporting as to compliance with any Interim Order and the results of the Meeting conducted pursuant to such Interim Order; and

(c)   such further and other materials as counsel may advise and this Honourable Court may permit.

April 22, 2014

STIKEMAN ELLIOTT LLP
Barristers & Solicitors
5300 Commerce Court West
199 Bay Street
Toronto, Canada M5L 1B9

Eliot N. Kolers LSUC#: 38304R
Tel: (416) 869-5637
Ellen M. Snow LSUC#: 52369B
Tel: (416) 869-5286
Fax: (416) 947-0866

Solicitors for the Applicant,
Nordion Inc.

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING NORDION INC.

CV14-10524-00CL
Court File No:

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)
Proceeding Commenced at Toronto

NOTICE OF APPLICATION

STIKEMAN ELLIOTT LLP
Barristers & Solicitors
5300 Commerce Court West
199 Bay Street
Toronto, Canada M5L 1B9

Eliot N. Kolers LSUC#: 38304R
Tel: (416) 869-5637
Ellen M. Snow LSUC#: 52369B
Tel: (416) 869-5286
Fax: (416) 947-0866

Solicitors for the Applicant,
Nordion Inc.